UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

NGL Energy Partners, LP

(Name of Issuer)

Common units representing limited partnership interests

(Title of Class of Securities)

62913M107

(CUSIP Number)

Patrick Wade

c/o the Energy & Minerals Group, 811 Main Street, Suite 4200, Houston, Texas 77002

Telephone: (972) 432-1800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62913M107

1	Names of Reporting Persons EMG NGL HC, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 5,696,634 common units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,696,634 common units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,696,634 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 11.59% (see Note 1)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

Note 1: Based on 49,136,700 Common Units issued and outstanding as of February 7, 2013 as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012. Outstanding units do not include 5,919,346 subordinated units, of which the reporting person owns none.

CUSIP No. 62913M107

1	Names of Reporting Persons NGP Midstream & Resources, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 5,696,634 common units (see Note 1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,696,634 common units (see Note 1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,696,634 common units (see Note 1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 11.59% (see Note 2)

14	Type of Reporting Person (See Instructions) PN

Note 1: Solely in its capacity as a member holding a majority interest in EMG NGL HC, LLC.  Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as a member holding a majority interest in EMG NGL HC, LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 4 and 5.

Note 2: Based on 49,136,700 Common Units issued and outstanding as of February 7, 2013 as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012. Outstanding units do not include 5,919,346 subordinated units, of which the reporting person owns none.

CUSIP No. 62913M107

1	Names of Reporting Persons NGP MR, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 5,696,634 common units (see Note 1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,696,634 common units (see Note 1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,696,634 common units (see Note 1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 11.59% (see Note 2)

14	Type of Reporting Person (See Instructions) PN; IA

Note 1: Solely in its capacity as the general partner of NGP Midstream & Resources, L.P, a member holding a majority interest in EMG NGL HC, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result its status as the general partner of NGP Midstream & Resources, L.P., a member holding a majority interest in EMG NGL HC, LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 4 and 5.

Note 2: Based on 49,136,700 Common Units issued and outstanding as of February 7, 2013 as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012. Outstanding units do not include 5,919,346 subordinated units, of which the reporting person owns none.

CUSIP No. 62913M107

1	Names of Reporting Persons NGP MR GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 5,696,634 common units (see Note 1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,696,634 common units (see Note 1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,696,634 common units (see Note 1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 11.59% (see Note 2)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company); IA

Note 1:  Solely in its capacity as the general partner of NGP MR, LP, the general partner of NGP Midstream & Resources, LLC, a member holding a majority interest in EMG NGL HC, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of the LLC Agreement described in Item 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 5 and 5.

Note 2: Based on 49,136,700 Common Units issued and outstanding as of February 7, 2013 as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012. Outstanding units do not include 5,919,346 subordinated units, of which the reporting person owns none.

CUSIP No. 62913M107

1	Names of Reporting Persons John T. Raymond

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 5,696,634 common units (see Note 1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,696,634 common units (see Note 1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,696,634 common units (see Note 1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 11.59% (see Note 2)

14	Type of Reporting Person (See Instructions) IN

Note 1: Solely in his capacity as the Chief Executive Officer and Managing Partner of NGP MR GP, LLC, the general partner of NGP MR, LP, the general partner of NGP Midstream & Resources, LLC, a member holding a majority interest in EMG NGL HC, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of the LLC Agreement described in Item 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 4 and 5.

Note 2: Based on 49,136,700 Common Units issued and outstanding as of February 7, 2013 as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012. Outstanding units do not include 5,919,346 subordinated units, of which the reporting person owns none.

CUSIP No. 62913M107

1	Names of Reporting Persons John G. Calvert

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 5,696,634 common units (see Note 1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,696,634 common units (see Note 1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,696,634 common units (see Note 1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 11.59% (see Note 2)

14	Type of Reporting Person (See Instructions) IN

Note 1: Solely in his capacity as the Chief Operating Officer and Managing Partner of NGP MR GP, LLC, the general partner of NGP MR, LP, the general partner of NGP Midstream & Resources, LLC, a member holding a majority interest in EMG NGL HC, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of the LLC Agreement described in Item 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 4 and 5.

Note 2: Based on 49,136,700 Common Units issued and outstanding as of February 7, 2013 as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012. Outstanding units do not include 5,919,346 subordinated units, of which the reporting person owns none.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the Common Units representing limited partnership interests (“NGL Common Units”) in NGL Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). The principal executive office of the Issuer is located at 6120 South Yale Avenue, Suite 805, Tulsa, Oklahoma 74136.

Item 2.	Identity and Background.

(a)                                 This Schedule 13D is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 1, by the following persons (collectively, the “Reporting Persons”):

(i)                                EMG NGL HC, LLC, a Delaware limited liability company (“EMG NGL HC”);

(ii)                             NGP Midstream & Resources, L.P., a Delaware limited partnership (“EMG Fund I”);

(iii)                          NGP MR, LP, a Delaware limited partnership (“EMG Fund I GP”);

(iv)                         NGP MR GP, LLC, a Delaware limited liability company (“Ultimate GP”);

(v)                            John T. Raymond; and

(vi)                         John G. Calvert.

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, which is filed with this schedule as Exhibit 1 and incorporated into this Item 2 by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this schedule. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.

Certain information required by this Item 2 concerning the officers and managers of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated into this Item 2 by reference.

(b)                                 The principal business address of each of the Reporting Persons is:

c/o The Energy & Minerals Group

2000 McKinney Avenue, Suite 1250

Dallas, Texas 75201

(c)                                  The name and present principal occupation of each manager and officer of each of the Reporting Persons (collectively, the “Covered Individuals”) is set forth on Schedule A and is incorporated by reference in this Item 2.  The Covered Individuals together with the Reporting Persons are referred to as the “Covered Persons.”  All Covered Individuals are United States citizens. The principal business address of each of the Covered Individuals is set forth on Schedule A.

(d)                                 None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, any of the Covered Individuals has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, any of the Covered Individuals has, during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Each of EMG NGL HC, EMG Fund I, EMG Fund I GP and Ultimate GP are entities properly organized under the laws of the State of Delaware.  Each of John T. Raymond, John G. Calvert and the Covered Individuals are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

EMG NGL HC acquired NGL Common Units on June 19, 2012 in exchange for its common units representing limited partnership interests in High Sierra Energy, LP (“High Sierra”) pursuant to the High Sierra Merger Agreement and the transactions contemplated thereby (described in Item 4 below).

Item 4.	Purpose of Transaction.

(a)                                 See (b) below.

(b)                                 On June 19, 2012, the Issuer completed mergers with High Sierra and High Sierra Energy GP, LLC (“High Sierra GP”) pursuant to, respectively, (i) an Agreement and Plan of Merger, dated as of May 18, 2012 and attached hereto as Exhibit 2 (the “Merger Agreement”), by and among the Issuer, NGL Energy Holdings LLC, the general partner of the Issuer (“NGL GP”), HSELP LLC, a direct, wholly-owned subsidiary of the Issuer (“HSELP”), High Sierra and High Sierra GP and (ii) an Agreement and Plan of Merger, dated as of May 18, 2012 and attached hereto as Exhibit 3 (the “GP Merger Agreement”), by and among NGL GP, High Sierra GP and HSEGP LLC, a direct, wholly-owned subsidiary of NGL GP. The Merger Agreement and GP Merger Agreement provided for, respectively, (i) the acquisition of High Sierra by the Issuer, whereby HSELP merged with and into

High Sierra with High Sierra as the surviving entity and (ii) the acquisition of High Sierra GP by NGL GP, whereby HSEGP merged with and into High Sierra GP with High Sierra GP as the surviving entity (collectively, the “Merger”).

In connection with the Merger, the Issuer paid aggregate consideration of $693 million, including $153 million in cash, assumed indebtedness of $95 million and $445 million in equity. Pursuant to the Merger Agreement, each common unit representing limited partner interests in High Sierra (the “High Sierra Units”) was converted into the right to receive cash and NGL Common Units, based on a value of $21.50 per NGL Common Unit. As such, EMG NGL HC received 5,696,634 NGL Common Units in exchange for its High Sierra Units. Additionally, the Issuer’s membership interest in HSELP was converted into a 99% limited partner interest in High Sierra, as the surviving entity.

(c)                                  Not applicable.

(d)                                 Pursuant to Section 5.13 of the GP Merger Agreement, Patrick Wade was appointed by EMG NGL HC to the Board of Directors of NGL GP. NGL GP controls the Issuer through its directors. Other than the appointment of Mr. Wade in connection with the Merger, none of the Reporting Persons has any plan or proposal of the type referred to in clause (d) of Item 4 of Schedule 13D.

(e)                                  Not applicable.

(f)                                   Not applicable.

(g)                                  Not applicable.

(h)                                 Not applicable.

(i)                                     Not applicable.

(j)                                    Not applicable.

References to and descriptions of the Merger, the Merger Agreement and the GP Merger Agreement in this Item 4 are qualified in their entirety by reference to the Merger Agreement and the GP Merger Agreement, which are filed as Exhibit 2 and Exhibit 3, respectively, to this Schedule 13D and is incorporated into this Item 4 by reference.

The NGL Common Units described herein were acquired for investment purposes.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional NGL Common Units will be acquired by any of the Reporting Persons or by other affiliated investment funds and accounts or whether any of the Reporting Persons or any such other affiliated investment funds and accounts will dispose of units. At any time, additional units may be acquired or some or all of the units beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.

Other than as described in this Schedule 13D, none of the Reporting Persons or, to their best knowledge, any Covered Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board, other holders of units or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

(a)         The information contained on the cover pages and in Items 2 and 4(b) of this Schedule 13D is incorporated herein by reference.

After giving effect to the Merger Agreement and the transactions contemplated thereby, EMG NGL HC became the beneficial owner of 5,696,634 NGL Common Units representing an approximate 11.59% interest in the Issuer. By nature of its controlling 65% membership interest in EMG NGL HC, EMG Fund I may be deemed a beneficial owner of the 5,696,634 NGL Common Units held by EMG NGL HC. As the general partner of EMG Fund I, EMG Fund I GP may be deemed a beneficial owner of the 5,696,634 NGL Common Units held by EMG NGL HC. As the general partner of EMG Fund I GP, Ultimate GP may be deemed a beneficial owner of the 5,696,634 NGL Common Units held by EMG NGL HC.

Pursuant to authority granted to them under the Limited Liability Company Agreement of Ultimate GP, dated February 16, 2007 (the “LLC Agreement”), John T. Raymond and John G. Calvert, as Chief Executive Officer and Managing Partner and as Chief Operating Officer and Managing Partner, respectively, of Ultimate GP, as the general partner of EMG Fund I GP, as the general partner of EMG Fund I, and by nature of EMG Fund I’s controlling 65% membership interest in EMG NGL HC, may be deemed beneficial owners of the 5,696,634 NGL Common Units held by EMG NGL HC. Additionally, the terms of the LLC Agreement require that the Chief Executive Officer of Ultimate GP only take action when such action is also approved by another officer of Ultimate GP.  John T Raymond and John G. Calvert are the only officers of Ultimate GP, and they may not be removed nor may additional officers be appointed without the unanimous consent of the members of Ultimate GP. As such, the approval of both John T. Raymond and John G. Calvert is required for action to be taken on behalf of Ultimate GP, including the voting or disposition of investment securities.

Beneficial ownership of the NGL Common Units is being reported hereunder solely because each Covered Person may be deemed to have beneficial ownership of such NGL Common Units as a result of the relationships described under Item 2, Item 3 and Item 4 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Covered Persons that it is the beneficial owner of any NGL Common Units referred to herein for purposes of Section 13(d) of the Act, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

The aforementioned ownership percentages are based on 49,136,700 NGL Common Units issued and outstanding as of February 7, 2013 as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012. Outstanding units do not include 5,919,346 subordinated units, of which the reporting person owns none.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (other than by EMG NGL HC, solely with respect to its direct holdings of the NGL Common Units) that it is the beneficial owner of any of the NGL Common Units referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person (other than by EMG NGL HC, solely with respect to its direct holdings of the NGL Common Units) except to the extent of such Reporting Person’s pecuniary interest, if any, in the NGL Common Units.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any NGL Common Units; provided, however, that because of each Covered Persons’ status as a manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the NGL Common Units beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the NGL Common Units reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement, except to the extent of such Covered Person’s pecuniary interest, if any, in the NGL Common Units.

(b)         The Reporting Persons may be deemed to have shared voting or dispositive power of the 5,696,634 Common Units held by EMG NGL HC due to the terms of the LLC Agreement requiring that the Chief Executive Officer of Ultimate GP only take action when such action is also approved by another officer of Ultimate GP.  John T Raymond and John G. Calvert, the Chief Executive Officer and Managing Partner and Chief Operating Officer and Managing Partner of Ultimate GP, respectively, are the only officers of Ultimate GP, and they may not be removed nor may additional officers be appointed without unanimous consent of the members of Ultimate GP. As such, the approval of both John T. Raymond and John G. Calvert is required for action to be taken on behalf of Ultimate GP, including the voting or disposition of investment securities.

(c)          Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in NGL Common Units in the past 60 days.

(d)         Not applicable.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 2, 3, 4 and 5, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any person with respect to any securities of the Issuer, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1                                               Joint Filing Agreement (filed herewith).

Exhibit 2                                               Agreement and Plan of Merger, dated May 18, 2012, by and among the Issuer, NGL GP, HSELP, High Sierra and High Sierra GP (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K as filed with the Securities and Exchange Commission on May 21, 2012).

Exhibit 3                                               Agreement and Plan of Merger, dated May 18, 2012, by and among NGL GP, High Sierra GP and HSEGP (incorporated by reference to Exhibit 2.2 to the current report on Form 8-K as filed with the Securities and Exchange Commission on May 21, 2012).

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 15, 2013.

NGP MR GP, LLC

	By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer and Managing Partner

	By:	/s/ John G. Calvert
John G. Calvert
Chief Operating Officer and Managing Partner

NGP MR, LP

		By:	NGP MR GP, LLC, its General Partner

		By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer and Managing Partner

		By:	/s/ John G. Calvert
John G. Calvert
Chief Operating Officer and Managing Partner

NGP Midstream & Resources, L.P.

By:	NGP MR, LP, its General Partner

	By:	NGP MR GP, LLC, its General Partner

	By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer and Managing Partner

	By:	/s/ John G. Calvert
John G. Calvert
Chief Operating Officer and Managing Partner

EMG NGL HC, LLC

By:	NGP Midstream & Resources, its Member

	By:	NGP MR, LP, its General Partner

		By:	NGP MR GP, LLC, its General Partner

		By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer and Managing Partner

		By:	/s/ John G. Calvert
John G. Calvert
Chief Operating Officer and Managing Partner

/s/ John T. Raymond
John T. Raymond

/s/ John G. Calvert
John G. Calvert

SCHEDULE A

Officers and Managers of the Reporting Persons

The name and occupation of the controlling member and officers of EMG NGL HC, LLC are set forth below.  The business address of each is 2000 McKinney Avenue, Suite 1250, Dallas, Texas 75201.

Name	Occupation

NGP Midstream & Resources, L.P.	65% Member

John T. Raymond	Chief Executive Officer and Managing Partner

John G. Calvert	Chief Operating Officer and Managing Partner

The name and occupation of the general partner of NGP Midstream & Resources, L.P. are set forth below.  The business address of each is 2000 McKinney Avenue, Suite 1250, Dallas, Texas 75201.

Name	Occupation

NGP MR, LP.	General Partner

The name and occupation of the general partner of NGP MR, LP are set forth below.  The business address of each is 2000 McKinney Avenue, Suite 1250, Dallas, Texas 75201.

Name	Occupation

NGP MR GP, LLC	General Partner

The name and occupation of the officers of NGP MR GP, LLC are set forth below.  NGP MR GP, LLC has two members, neither of whom may unilaterally exercise control.  The business address of each is 2000 McKinney Avenue, Suite 1250, Dallas, Texas 75201.

Name	Occupation

John T. Raymond	Chief Executive Officer and Managing Partner

John G. Calvert	Chief Operating Officer and Managing Partner

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

(i)            Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)           Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: May 15, 2013

NGP MR GP, LLC

	By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer and Managing Partner

	By:	/s/ John G. Calvert
John G. Calvert
Chief Operating Officer and Managing Partner

NGP MR, LP

		By:	NGP MR GP, LLC, its General Partner

		By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer and Managing Partner

		By:	/s/ John G. Calvert
John G. Calvert
Chief Operating Officer and Managing Partner

NGP Midstream & Resources, L.P.

By:	NGP MR, LP, its General Partner

	By:	NGP MR GP, LLC, its General Partner

	By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer and Managing Partner

	By:	/s/ John G. Calvert
John G. Calvert
Chief Operating Officer and Managing Partner

EMG NGL HC, LLC

By:	NGP Midstream & Resources, its Member

	By:	NGP MR, LP, its General Partner

		By:	NGP MR GP, LLC, its General Partner

		By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer and Managing Partner

		By:	/s/ John G. Calvert
John G. Calvert
Chief Operating Officer and Managing Partner

/s/ John T. Raymond
John T. Raymond

/s/ John G. Calvert
John G. Calvert